

June 8, 2023

Dr. Raluca Dinu
Chief Executive Officer
GigCapital5, Inc.
1731 Embarcadero Road., Suite 200
Palo Alto, California 94303

      Re: GigCapital5, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 31, 2023
          Filed No. 001-40839

Dear Dr. Raluca Dinu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 15. Exhibits, Financial Statement Schedules
Exhibit 31.1 and 31.2, page 119

1. We note that the certifications provided do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial even though the transition period that allows for these omissions ended. Please amend the filing to provide revised certifications that include the required wording. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2023.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong at (202) 551-3684 or Jeanne Baker, Senior Accountant, at (202) 551-3691 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Industrial Applications and
                                    Services